Exhibit 99.1

Resource Extraction Payment Report

Resource Extraction Issuer: United States Lime & Minerals, Inc.

Reporting Year: Fiscal Year Ended December 31, 2023

	For the Fiscal Year Ended December 31, 2023 (U.S. $ thousand)(1)
	Taxes	Royalties	Fees	Production entitlements	Bonuses	Payments for infrastructure improvements	Community and social responsibility payments	Total
United States U.S. Federal Government	$17,300	—	—	—	—	—	—	$17,300
Total	$17,300	—	—	—	—	—	—	$17,300

(1)

United States Lime & Minerals, Inc. (the “Company”) files a consolidated U.S. federal corporate income tax return at the parent entity level for itself and its wholly owned subsidiaries. The tax payments reported are the payments made, on a cash basis in U.S. dollars, by the Company to the U.S. federal government during the fiscal year ended December 31, 2023, including with respect to taxable income from the Company’s Lime and Limestone Operations segment that extracts high-quality limestone from its open-pit and underground mines located in the U.S. It is not possible to determine what portion of such tax payments were attributable to taxable income the Company earned from the extraction of limestone and the production and sale of crushed limestone.